UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of November 2006

                          SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







29 November 2006                                      DUE FOR RELEASE AT 7.00AM


                           Spirent Communications plc


                    Circular and Notice of Requisitioned EGM


London, UK - 29 November 2006: Spirent Communications plc ("Spirent" or "the Company") (LSE: SPT; NYSE: SPM), a leading communications technology company, announces that it is today posting to its shareholders a circular including a notice of an extraordinary general meeting requisitioned by three shareholders led by Sherborne Investors GP, LLC ("Sherborne") to be held on 22 December 2006.


Resolutions are to be considered at the Extraordinary General Meeting for:


   - The removal from office as a director of the Company of John Weston, the Chairman, Andrew Given (Chairman of the Audit Committee) and Frederick D'Alessio (Chairman of the Remuneration Committee); and

   - The appointment as a director of the Company of Edward Bramson (who proposes to become Chairman), Ian Brindle, Gerard L. Eastman Jr. and Alexander Walker.


Highlights of the Circular:


   - Contains a unanimous recommendation from the Board of Spirent to vote against all the Resolutions as it does not believe they are in the best interests of the Company and its shareholders as a whole;

   - Notes that if all the Resolutions are passed, both Kurt Hellstrom and Marcus Beresford, the remaining independent Non-Executive Directors, have notified the Company of their intention to resign with immediate effect. They have decided that, in such circumstances, the Board will no longer be able to function in accordance with established principles of corporate governance, and it would no longer be appropriate for them to continue as Directors;

   - States that the Board believes that there are compelling reasons why shareholders should vote against the Resolutions proposed by Sherborne, namely:

     - Spirent's track record to date under the current Chairman and Board deserves support

     - Spirent has a clear and well established strategy

     - Sherborne has no stated plan for the Company

     - Sherborne offers no premium for control

     - Sherborne's proposal would cause the Company to breach important corporate governance principles

     - Sherborne's proposed directors lack relevant sector experience


Marcus Beresford, Spirent's Senior Independent Director, said:


"The Board is wholly satisfied with, and continues fully to support, John Weston as the Chairman and Andrew Given and Frederick D'Alessio as Non-Executive Directors. Together with the other Directors, they have overseen a transformation of Spirent. The track record of the Company under their stewardship speaks for itself compared to its peer group and relevant market indices.


The Company has a clear strategy and a unified independent Board which is fully compliant with the Combined Code. The Board has taken actions which are expected to yield significant benefits to the Company's performance in 2007. In contrast, the Sherborne proposals would, if approved, cede effective control of the Board to Sherborne, result in a Board which is fundamentally non-compliant with the Combined Code and leave shareholders holding shares in a company with no clearly stated alternative strategy."



For further information please contact:

Reg Hoare               Smithfield          +44 (0)20 7360 4900
Angus Maitland          Maitland            +44 (0)20 7379 5151



Spirent Communications plc

29 November 2006


                           Spirent Communications plc

                    Circular and Notice of Requisitioned EGM


Spirent Communications plc ("Spirent" or the "Company") announces that it is today posting to its shareholders a circular setting out the reasons why shareholders should vote against the resolutions to be considered at the forthcoming extraordinary general meeting requisitioned by a nominee on behalf of funds managed by Sherborne Investors GP, LLC ("Sherborne"), Artemis Investment Management Limited and Credit Suisse Asset Management Limited (together the "Sherborne Investor Group") to be held on 22 December 2006.


Seven separate resolutions are to be considered at the Extraordinary General Meeting (the "Resolutions") for:


   - The removal from office as a director of the Company of John Weston, the Chairman, Andrew Given (Chairman of the Audit Committee) and Frederick D'Alessio (Chairman of the Remuneration Committee); and


   - The appointment as a director of the Company of Edward Bramson (who proposes to become Chairman), Ian Brindle, Gerard L. Eastman Jr. and Alexander Walker.


The circular contains a unanimous recommendation from the Board of Spirent to vote against all the Resolutions, as it does not believe they are in the best interests of the Company and its shareholders as a whole.


It should also be noted that if all the Resolutions are passed, both Kurt Hellstrom and Marcus Beresford, the remaining independent Non-Executive Directors, have notified the Company of their intention to resign with immediate effect.


The Board believes that there are compelling reasons why shareholders should vote against the Resolutions proposed by the Sherborne Investor Group:



1. Spirent's track record to date under the current Chairman and Board deserves support


John Weston's appointment to the Board as Chairman was announced on 31 October 2002, since which time both Frederick D'Alessio and Andrew Given have also been appointed directors (January 2004 and October 2003 respectively). From 31 October 2002 to date, Spirent has been transformed from a company in a precarious financial position with a share price of 12.5 pence to 54.75 pence at the close of business on 28 November 2006, a rise of some 335 per cent.


This share price performance reflects the substantial progress that the Company has made during John Weston's chairmanship, with the support of the executive and non-executive directors, under very challenging market conditions:


   - Transformed the Company's financial position, from having to renegotiate its banking covenants on $144.5 million of debt in 2002 to now being in the process of returning GBP100 million to its shareholders;

   - Restructured the business to focus on its core communications activities, completing the sale of HellermannTyton for GBP298 million on a cash and debt free basis earlier this year, approximately GBP70 million more than the average of market analysts' expectations;

   - Appointed Anders Gustafsson as Chief Executive to lead the business in August 2004 and Kurt Hellstrom, Andrew Given and Frederick D'Alessio as non-executive directors to strengthen the Company's telecoms and wireless expertise;

   - Positioned the business in a number of high growth market segments and restructured the senior management team;

   - Balanced the Company's cost base with the need to generate long-term growth against a background of significant product transition. The Company is now poised to realise significant cost and efficiency benefits from these changes; and

   - Taken actions in the period from 31 October 2002 to date realising annualised cost savings of GBP33 million in total (including an estimated GBP7 million on an annualised basis as a result of actions announced on 5 October
     2006).


During this period, Spirent's share price has significantly outperformed every major index against which it is appropriately benchmarked, including the FTSE 250 Index and the FTSE 350 Technology Hardware & Equipment Index.


Furthermore, whilst the Company has been operating in a difficult sector of the market, during this period its share price has outperformed by a significant margin a peer group of Agilent Technologies, Anritsu, Catapult, Exfo, Ixia, JDS Uniphase, Tektronix and Tollgrade.


2. Spirent has a clear and well established strategy


Under John Weston the Company has been pursuing a clear and consistent strategy. Most recently, on 5 October 2006, the Board provided an update on this strategy, setting out its plans to continue to focus on telecommunications and to create shareholder value. It also reiterated how the proceeds from the HellermannTyton sale would be used to grow Spirent through organic investment and selective acquisitions.


Key features of Spirent's strategy are:


Margin improvement plan

   - The Company continues to focus on the realignment of resources and reduction in operating expenses across its Performance Analysis and Service Assurance divisions

   - A 15 per cent. operating margin is targeted in Performance Analysis Broadband by the end of 2007

   - Exploitation of the substantial investment in Spirent TestCenter to enable significant operating efficiencies in product development, sales and marketing and other areas


Restructuring actions

   - Reduction in operating costs of GBP7 million on an annualised basis (as noted above)


Review of US listing and SEC de-registration

   - The Board has commenced a process to terminate the US listing and registration, which costs the Company some GBP3 million per year


Return of capital to shareholders

   - The current GBP50 million rolling buy back programme

   - A further GBP50 million return of capital to shareholders announced


3. Sherborne has no stated plan for the Company


Sherborne has given no indication of what it intends to do with the Company nor has it put forward any proposal to the Board on how the Company could be run better, nor offered any different strategic plan. In the absence of any such explanation from Sherborne, it is unreasonable to ask shareholders to support changes to the Board. Furthermore, the Board considers that its strategic plan represents a realistic and achievable way forward to generate value from the business. The plan builds on the investments made over recent years to rationalise Spirent's product range. This, together with the benefits from the cost reduction programme that management has been following, paves the way for the targeted increase in margins as indicated in the Company's announcement of 5 October 2006.


In contrast, Sherborne wants shareholders to take on trust that it offers a better way forward than the clearly articulated strategy that the Board is presently following. The Board has a particular concern that Sherborne's intervention will disrupt the careful balance that the Board has established between short term cost minimisation and investment in new products and markets. The attendant uncertainty, with negative consequences for key customer relationships and employee retention and motivation, risks serious damage to the Company's performance.

4. Sherborne offers no premium for control


Sherborne has made it clear that it wants effective control of the Board and its proposal to remove and replace a number of the directors and the Chairman is designed to achieve this. The Board believes that it is totally inappropriate for control to be transferred in this way with no premium for this control being offered to the other shareholders.


5. Sherborne's proposal would cause the Company to breach important corporate governance principles


One of the key principles of the Combined Code on Corporate Governance is that the board should include a balance of executive and non-executive directors (and, in particular, independent non-executive directors) such that no individual or small group of individuals can dominate the board's decision taking.


The specific terms of the Combined Code that would be breached if Sherborne's proposals were implemented are that the Company would:

(i)    not have a Chairman who was independent on appointment;

(ii) not have at least half of the Board (excluding the Chairman) comprising independent non-executive directors; and

(iii) have a Board whose decision taking could be dominated by a small group of individuals.


None of the shareholders in the Sherborne Investor Group or any other institution had previously approached me as the Senior Independent Director (as provided for under the Combined Code) to express to either of us any concerns about the Company's performance.


Against this background, shareholders should note that if all the Resolutions are passed, both Kurt Hellstrom and Marcus Beresford, the remaining independent Non-Executive Directors, have notified the Company that they intend to resign with immediate effect. They have decided that, in such circumstances, the Board will no longer be able to function in accordance with established principles of corporate governance, and it would no longer be appropriate for them to continue as Directors.


6. Sherborne's proposed directors lack relevant sector experience


Spirent is a complex high technology industrial group specialising in telecommunications and operating in demanding global markets. Under John Weston's leadership, a group of non-executive directors have been assembled with in-depth senior management experience from a broad range of major companies, including Ericsson, BAE Systems, GKN, Verizon Communications and Northern Telecom. This group has significant telecoms sector expertise amongst its members, which is essential to finding the optimum balance between short-term performance and long-term value creation. In contrast, the Sherborne candidates appear to lack telecoms sector expertise.

Conclusions


The Board is wholly satisfied with, and continues fully to support, John Weston as the Chairman and Andrew Given and Frederick D'Alessio as Non-Executive Directors of the Company. Together with the other Directors, they have overseen a transformation of Spirent. The track record of the Company under their stewardship speaks for itself compared to its peer group and relevant market indices.


The Company has a clear strategy and a unified independent Board which is fully compliant with the Combined Code. The Board has taken actions which are expected to yield significant benefits to the Company's performance in 2007. In contrast, the Sherborne Investor Group proposals would, if approved, cede effective control of the Board to Sherborne, result in a Board which is fundamentally non-compliant with the Combined Code and leave shareholders holding shares in a company with no clearly stated alternative strategy.


The Extraordinary General Meeting to consider the proposed Resolutions will be held at 10.00am on Friday 22 December 2006 at The Copthorne Hotel (London Gatwick), Copthorne Way, Copthorne, Crawley, West Sussex RH10 3PG United Kingdom.



For further information please contact:

Reg Hoare               Smithfield          +44 (0)20 7360 4900
Angus Maitland          Maitland            +44 (0)20 7379 5151





About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of cus tomers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.


Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.


Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.


This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.



END

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 29 November 2006                        By   ____/s/ Michael Anscombe____

                                                    (Signature)*